UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 26, 2025

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida	26-2601508
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4 (b)	Changes in Issuer’s Certifying Accountant

Spiegel Accountancy Corp is the accounting firm who performs audits for BridgeWell Preferred Income LP’s (“Company”), whose General Partner is Preferred Income Manager LLC (“PIM”).

In 2024, Spiegel merged with Acquavella, Chiarelli, Shuster, LLP (“ACS”). The merged entity is Cathedral CPA’s & Advisors, LLC (“Cathedral”). Therefore, you will see that the 2024 audit has been completed by Cathedral.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner, BridgeWell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager, LLC General Partner